# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Water Acquisition Corp. III, CIK 0002050501
CUSIP: G1368E106
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E. Putnam Avenue,, Suite 363,, Greenwich,, Connecticut (CT), 06830
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-015426
Filed by CIK 0002073165

## Reporting persons
- Blue Water Acquisition III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Joseph Hernandez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Blue Water Acquisition Corp. III
Address of issuer's principal executive offices: 15 E. Putnam Avenue, Suite 363, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing: (i) Blue Water Acquisition III LLC (the "Sponsor") and (ii) Joseph Hernandez. The Sponsor and Joseph Hernandez have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Joseph Hernandez have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Joseph Hernandez are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o Blue Water Acquisition Corp. III, 15 E. Putnam Avenue, Suite 363, Greenwich, CT 06830
Citizenship: (i) Blue Water Acquisition III LLC - Delaware (ii) Joseph Hernandez - United States

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- Blue Water Acquisition III LLC: /s/ Joseph Hernandez, Managing Member (11/28/2025)
- Joseph Hernandez: /s/ Joseph Hernandez, Joseph Hernandez (11/28/2025)